Mail Stop 4561

May 25, 2006

Mr. Frank Zhao
Chief Financial Officer
Sun New Media, Inc.
1120 Avenue of the Americas
Fourth Floor
New York, NY 10036

> **RE:** **Sun New Media, Inc.**
> **Form 8-K filed May 24, 2006**
> **File No. 0-26347**

Dear Mr. Zhao:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 8-K filed May 24, 2006

1. We note that on May 18, 2006 you appointed Bernstein & Pinchuk LLP as your new independent accountants. Please have your new independent accountants explain to us in sufficient detail how they plan on performing the audit of the international operations of your company. In addition, have them tell us whether a foreign audit firm will be assisting in the audit and, if so, whether such foreign firm is credentialed with the SEC or registered with the PCAOB, if required. Lastly, if a foreign audit firm will be assisting in the audit, tell us if Bernstein & Pinchuk LLP will qualify as the principal accountant.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please provide the supplemental information requested above within five business days from the date of this letter. The supplemental information should be filed as correspondence on EDGAR.

Any questions regarding the above should be directed to me at (202) 551-3432.

Sincerely,

William H. Demarest
Staff Accountant